Exhibit 99.4

Paris, November 29, 2007

Sanofi-aventis initiates a major global collaboration

with Regeneron to develop and commercialize

fully-human therapeutic antibodies and plans to increase its stake in Regeneron to approximately 19%

Sanofi-aventis (EURONEXT: SAN; NYSE: SNY) and Regeneron Pharmaceuticals, Inc. (Nasdaq: REGN) announced today that they have entered into a global, strategic collaboration agreement to discover, develop, and commercialize fully-human therapeutic antibodies utilizing Regeneron’s proprietary VelociSuite of technologies (including VelocImmune®).

Sanofi-aventis will also increase its ownership of Regeneron’s outstanding common stock from approximately 4% to approximately 19% by purchasing 12 million newly issued shares of Regeneron common stock at a price of $26.00 per share, subject to customary closing conditions including antitrust clearance.

As part of the research agreement, sanofi-aventis will make an $85 million upfront payment to Regeneron and will fund up to $475 million of research over the next five years. Sanofi-aventis will have an option to extend the research agreement for up to an additional three years.

Sanofi-aventis will have the exclusive option to co-develop with Regeneron each drug candidate in the collaboration portfolio. Development costs will be shared between the two companies, with sanofi-aventis funding drug candidate development costs up front and Regeneron reimbursing half of the development costs from its share of future profits to the extent they are sufficient for this purpose.

The first therapeutic antibody to enter clinical development under the collaboration is an antibody to the Interleukin-6 receptor (IL-6R) which has started clinical trials in rheumatoid arthritis. The second is expected to be an antibody to Delta-like ligand-4 (Dll4), which is currently slated to start its clinical development in 2008.

For any new product successfully developed as part of the collaboration, sanofi-aventis will take the lead in commercialization activities and will consolidate the sales. Regeneron will have the right to co-promote any and all collaboration products worldwide. In the United States, profits will be shared equally. Outside the United States, profits will be split on a pre-determined sliding scale with sanofi-aventis’ share ranging from 65% to 55%. In addition, Regeneron will be entitled to receive up to a total of $250 million of sales milestone payments when the collaboration achieves certain aggregate annual ex-U.S. sales levels, starting at $1 billion.

Conference call

Sanofi-aventis will host a conference call in English to discuss the new collaboration today, November 29, 2007, at 12:00 Paris time. It will also be available in a hear-only mode on the sanofi-aventis website: http://www.sanofi-aventis.com.

Participant access number:

France: +33 (0)1 70 99 42 99

UK: +44 (0)20 7806 1967

US: +1 718 354 1391

About Regeneron’s VelociSuite of Technologies

Regeneron has developed and validated a group of novel technology platforms, known as the VelociSuite of technologies, to improve its ability to develop new product candidates. VelociGene® and VelociMouse™ are designed to aid in the identification of specific genes of therapeutic interest for a particular disease or cell type and validate targets through high-throughput production of mammalian models. VelocImmune® increases the speed and efficiency of fully-human therapeutic monoclonal antibody development and is currently being used to generate antibodies to address clinically relevant targets of therapeutic interest.

About Regeneron Pharmaceuticals

Regeneron is a biopharmaceutical company that discovers, develops, and intends to commercialize therapeutic medicines for the treatment of serious medical conditions. Regeneron has therapeutic candidates in clinical trials for the potential treatment of cancer, eye diseases, and inflammatory diseases and has preclinical programs in other diseases and disorders. Additional information about Regeneron and recent news releases are available on Regeneron’s worldwide web site at www.regeneron.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone.

Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward-looking statements –sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although ‘sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2